EXHIBIT 4.1

CERTIFICATE OF DESIGNATION

FOR

SERIES C CONVERTIBLE REDEEMABLE PREFERRED STOCK

Par value $.001

OF

RIO BRAVO OIL, INC.

Thomas Bowman and Lynden Rose certify that they are the President and Secretary of Rio Bravo Oil, Inc., a Nevada corporation (the "Company"); that, pursuant to the Company's Articles of Incorporation and applicable Nevada law, the Board of Directors of the Company adopted the following resolutions effective July 30, 1012; and that none of the Series C Convertible Redeemable Preferred Stock referred to in this Certificate of Designation has been issued.

1.            Creation of Series C Convertible Redeemable Preferred Stock; Rank.

There is hereby created a series of preferred stock consisting of 12,000,000 shares and designated as Series C Convertible Redeemable Preferred Stock, par value $.001 (the "Series C Preferred Stock"), having the voting rights, powers, preferences, and relative participating, optional and other special rights, qualifications, limitations and restrictions that are set forth below. The original issue price (the "Original Issue Price") of each share of Series C Preferred Stock shall be $1.00. The Series C Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank (1) junior to any other class or series of preferred stock hereafter duly established by the Board of Directors of the Corporation, the terms of which shall specifically provide that such class or series shall rank prior to the Series C Preferred Stock as to the payment of dividends or upon distribution of assets upon liquidation, winding up or dissolution (the "Senior Preferred Stock"), (2) pari passu with any other class or series of preferred stock hereafter duly established by the Board of Directors of the Corporation, the terms of which shall specifically provide that such class or series shall rank pari passu with the Series C Preferred Stock as to the payment of dividends or upon distribution of assets upon liquidation, winding up or dissolution (the "Parity Preferred Stock") and (3) prior to any other class or series of preferred stock or other class or series of capital stock of or other equity interests in the Corporation, including, without limitation, all classes of the Common Stock of the Corporation, whether now existing or hereafter created (all of such classes: or series of capital stock and other equity interests of the Corporation, including, without limitation, the Common. Stock, are collectively referred to herein as the "Senior Securities"). Unless specifically stated with respect to any other series of Preferred Stock of the Corporation, the Series C Preferred Stock shall be pari-passu with all other series of Preferred Stock of the Corporation and shall be considered a Parity Preferred Stock.

2.            Dividends.

A.  Cumulative Series C Preferred Stock Dividend. The Corporation shall pay the holders of Series C Preferred Stock a dividend in an amount equal to five percent (5%) per annum multiplied by the Original Issue Price of the Series C Preferred Stock (“Cumulative Preferred Dividend”). Cumulative Preferred Dividends shall be payable in quarterly installments in cash or in kind, at the sole option of the Corporation. Cumulative Preferred Dividends shall be cumulative and all Series C Preferred stockholders must receive their full Cumulative Preferred Dividends before any common shareholders are paid dividends. Cumulative Preferred Dividends shall be prorated from the date of the original sale of the Series C Preferred Stock to the date or dates when such shares of Series C Preferred Stock are either converted to shares of the Corporation’s Common Stock or redeemed by the Corporation.

B.   Right to Receive Dividends. In addition to the Cumulative Preferred Dividends, the holders of Series C Preferred Stock shall be entitled to receive additional dividends when, as and if declared by the Board of Directors of the Corporation.

C.   Participation with Common Stock. In the event the Board of Directors of the Corporation shall elect to pay or declare and set apart for payment any dividend on any shares of Common Stock in cash out of funds legally available therefor or in stock or other consideration, the holders of the Series C Preferred Stock and any Parity Preferred Stock shall be entitled to receive, before any dividend shall be declared and paid or set aside for the Common Stock, a dividend per share of Series C Preferred Stock and any Parity Preferred Stock equal to the per share amount, and in the same form as, the dividends payable to the holders of the Common Stock.

D. Dividend Preference. Dividends, if any, payable to holders of the Series C Preferred Stock pursuant to Sections 2(A), 2(B) and 2(C) shall be payable before any dividends or distributions or other payments shall be paid or set aside for payment upon the Junior Securities. If there shall be outstanding shares of any Parity Preferred Stock, no full dividends shall be declared or paid or set apart for payment on any such securities unless dividends have been or contemporaneously are ratably declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series C Preferred Stock.

3.            Liquidation Preference.

In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in. the following manner:

A. Series C Preferred Stock Preference. With respect to such liquidation, dissolution or winding up, the holders of Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Junior Securities (including but not limited to the Common Stock) but after distribution of such assets among, or payment thereof to holders of any Senior Preferred Stock, an amount equal to the Series C Original Issue Price for each share of Series C Preferred Stock plus an amount equal to all declared but unpaid dividends on Series C Preferred Stock (the "Series C Liquidation Preference").

B. Distributions. After the payment of the full Series C Liquidation Preference as set forth in Section 3(A), the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Junior Securities and Common Stock in. an amount equal to the Series C Liquidation Preference; after such distribution to the holders of the Series C Preferred Stock and Common Stock, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably (subject to Section 3(C)) among the holders of Series C Preferred Stock, all other Parity Preferred Stock and the Common Stock.

C. Proportionate Payments. If the assets and funds legally available for distribution among the holders of Series C Preferred Stock shall be insufficient to permit the payment to the holders of the full Series C Liquidation Preference and the Liquidation Preference applicable to the Parity Preferred Stock, then the assets and funds shall be distributed ratably among holders of Series C Preferred Stock and Parity Preferred Stock in proportion to the number of shares of Series C Preferred Stock and Parity Preferred Stock owned by each holder.

D. Reorganization or Merger. A merger or reorganization of the Corporation with or into any other corporation or corporations or a sale of all or substantially all of the assets or outstanding capital stock of the Corporation, in which transaction the Corporation's stockholders immediately prior to such transaction own immediately after such transaction less than 50% of the equity securities of the surviving corporation or its parent, shall be deemed to be a liquidation within the meaning of this Section 3 and the proceeds payable in such transaction shall be divided among the stockholders in accordance with this Section 3.

4.            Conversion.

A.   Each share of Series C Preferred Stock may be converted by any holder thereof, without any further consideration, at any time, into 1.11 shares of Common Stock (the “Conversion Rate”).

B.    Automatic Conversion. Each share of Series C Preferred Stock shall be automatically converted into shares of the Company’s Common Stock at the Conversion Rate upon the occurrence of any of the following events:

(i)	The shares of the Corporation’s Common Stock shall trade at a price of over $1.75 per share (as adjusted for stock splits or other events which would result in an adjustment of the Conversion rate pursuant to subparagraph 4(E), below) for a period in excess of thirty (30) consecutive trading days and the shares of the Corporation’s Common Stock underlying the Series C Preferred Stock are either (i) included in an effective registration statement or (ii) eligible to be traded pursuant to an applicable exemption from registration.

(ii)	The closing of a Qualified Sale in accordance with the terms of this section. For these purposes, “Qualified Sale” means (1) the sale of all or substantially all of the assets of the Corporation or the outstanding shares of capital stock of the Corporation entitled to vote generally for the election of directors, in any such case for cash or securities having a value of at least $5.00 per share of Common Stock (as adjusted for any stock dividend, split, combination, recapitalization or similar transaction with respect to the capital stock of the Corporation), but excluding any such transaction in which the consideration received by the Corporation or its stockholders includes securities of the purchaser and such purchaser is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

(iii)	The merger of the Company which results in the shareholders of the Company prior to the merger owning less than fifty percent (50%) of the voting power of the Company following the merger.

(iv)	An underwritten initial public offering of the Company’s shares with gross proceeds of at least $50,000,000.

C.    In the event of any conversion resulting in fractional shares, in lieu of issuance of fractional shares or securities representing fractional shares of Common Stock, the Company shall pay the holder in cash the fair value of fractions of a share as of the date of conversion as determined by the Company’s board of directors. For these purposes, the “date of conversion” shall mean the date the Corporation receives a written notice of a voluntary conversion by the holder or the date of automatic conversion pursuant to Section 4(B), above.

D.   Upon the occurrence of the event giving rise to an automatic conversion, the Company shall (a) provide written notice of the automatic conversion to all holders of record of Series C Preferred Stock and (b) provide irrevocable instructions to such effect to the transfer agent or agents for such stock, and shall have set aside all shares of the Company’s Common Stock necessary for such conversion. From the date of such notice and setting aside the Common Shares, notwithstanding that any certificate for shares of Series C Preferred Stock so converted shall not have been surrendered for cancellation, the shares of Series C Preferred Stock represented thereby shall no longer be deemed outstanding and the holder of such certificate or certificates shall have with respect to such shares of Series C Preferred Stock no rights in or with respect to the Company except the right to receive the Common Shares issued as a result of the conversion. After the date designated for automatic conversion, such shares of Series C Preferred Stock shall not be transferable on the books of the Company.

E.    The Company covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued shares of Common Stock or its issued shares of Common Stock held by its treasury, or both, for the purpose of effective conversions of the Series C Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of the Series C Preferred Stock not theretofore converted. For purposes of this Section 4(E), the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of the Series C Preferred Stock shall be computed as if at the time of computation all the outstanding shares were held by a single holder.

F.	Adjustments of Conversion Rate.

(i) Adjustments for Stock Splits and Combinations. If the Company shall, at any time or from time to time after the date of issuance of the Series C Preferred Stock (“Issuance Date”), effect a split of the outstanding Common Stock, the Conversion Rate shall be proportionately adjusted. If the Company shall, at any time or from time to time after the Issuance Date, combine the outstanding shares of Common Stock, the Conversion Rate shall be proportionately adjusted. Any adjustments under this Section 4(F)(i) shall be effective at the close of business on the date the stock split or combination becomes effective.

(ii) Adjustments for Certain Dividends and Distributions. If the Company shall, at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the Conversion Rate shall be adjusted as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

a.       the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

b.      the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or Distribution.

(iii) Adjustment for Other Dividends and Distributions. If the Company shall, at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other Distribution payable in securities of the Company other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Conversion Rate shall be made and provision shall be made (by adjustments of the Conversion Rate or otherwise) so that the Series C Preferred Stockholders shall receive upon conversions thereof, in addition to the number of shares of Common Stock receivable thereon, the number of securities of the Company which they would have received had their shares of Series C Preferred Stock been converted into Common Stock on the date of such event and had such holder thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period), giving application to all adjustments called for during such period under this Section 4(E)(iii) with respect to the rights of the holders of the Series C Preferred Stock; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Rate shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or Distributions; and provided further, however, that no such adjustment shall be made if the holders of the Series C Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series C Preferred Stock had been converted into Common Stock on the date of such event.

(iv)   Adjustments for Reclassification, Exchange or Substitution. If the Common Stock issuable upon conversion of the Series C Preferred Stock at any time or from time to time after the Issuance Date shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Sections 4(F)(i), (ii) and (iii), or a reorganization, merger, consolidation, or sale of assets provided for in Section 4(F)(v), then, and in each event, an appropriate revision to the Conversion Rate shall be made and provisions shall be made (by adjustments of the Conversion Rate or otherwise) so that the holders of Series C Preferred Stock shall have the right thereafter to convert their shares of Series C Preferred Stock into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of Common Stock into which such shares of Series C Preferred Stock might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

(v)   Adjustments for Reorganization, Merger, Consolidation or Sales of Assets. If at any time or from time to time after the Issuance Date there shall be a capital reorganization of the Company (other than by way of a stock split or combination of shares or stock dividends or Distributions provided for in Section 4(F)(i), (ii) and (iii), or a reclassification, exchange or substitution of shares provided for in Section 4(F)(iv)), or a merger or consolidation of the Company with or into another corporation where the holders of the Company’s outstanding voting securities prior to such merger or consolidation do not own over 50% of the outstanding voting securities of the merged or consolidated entity, immediately after such merger or consolidation, or the sale of all or substantially all of the Company's properties or assets to any other person (an “Organic Change”), then as a part of such Organic Change an appropriate revision to the Conversion Rate shall be made if necessary and provision shall be made if necessary (by adjustments of the Conversion Rate or otherwise) so that the holders of the shares of Series C Preferred Stock shall have the right thereafter to convert their shares of Series C Preferred Stock into the kind and amount of shares of stock and other securities or property of the Company or any successor corporation resulting from Organic Change. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4(F)(v) with respect to the rights of the holders of shares of Series C Preferred Stock after the Organic Change to the end that the provisions of this Section 4(F)(v) (including any adjustment in the Conversion Rate then in effect and the number of shares of stock or other securities deliverable upon conversion of the Series C Preferred Stock) shall be applied after that event in as nearly an equivalent manner as may be practicable.

(vi)   Consideration for Stock. In case any shares of Common Stock or Convertible Securities other than the Series C Preferred Stock, or any rights or warrants or options to purchase any such Common Stock or Convertible Securities, shall be issued or sold:

a.          in connection with any merger or consolidation in which the Company is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Company shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefore shall be deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Company, of such portion of the assets and business of the non-surviving corporation as such Board may determine to be attributable to such shares of Common Stock, Convertible Securities, rights or warrants or options, as the case may be; or

b.           in the event of any consolidation or merger of the Company in which the Company is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Company shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Company for stock or other securities of any corporation, the Company shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Conversion Rate, or the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock, the determination of the applicable Conversion Rate or the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock. In the event any consideration received by the Company for any securities consists of property other than cash, the fair market value thereof at the time of issuance or as otherwise applicable shall be as determined in good faith by the Board of Directors of the Company. In the event Common Stock is issued with other shares or securities or other assets of the Company for consideration which covers both, the consideration computed as provided in this Section 4(F)(vi)(b) shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Company.

(vii)           No Impairment. The Company shall not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4(F) and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series C Preferred Stock against impairment. In the event any holder of Series C Preferred Stock shall elect to convert any shares of Series C Preferred Stock as provided herein, the Company cannot refuse conversion based on any claim that such holder or anyone associated or affiliated with such holder has been engaged in any violation of law, unless (i) the Company receives an order from the Securities and Exchange Commission prohibiting such conversion or (ii) an injunction from a court, on notice, restraining and/or enjoining conversion of all or of said shares of Series C Preferred Stock shall have been issued.

(viii)         Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Rate or number of shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock pursuant to this Section 4(F), the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of shares of Series C Preferred Stock a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon written request of the holder of such affected Series C Preferred Stock, at any time, furnish or cause to be furnished to such holder a like certificate setting forth such adjustments and readjustments, the Conversion Rate in effect at the time, and the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon the conversion of the shares of Series C Preferred Stock. Notwithstanding the foregoing, the Company shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent of such adjusted amount.

5.             Redemption.

The Corporation shall mandatorily redeem all shares of Series C Preferred Stock which remain issued and outstanding at January 31, 2019 (“Redemption Date”) at a price equal to the sum of the Original Issue Price and the aggregate amount of any unpaid Cumulative Preferred Dividends attributable to such shares. Such redemption shall be made only to the extent the Corporation has funds legally available for such redemption as of the Redemption Date.

6.             Voting.

Except as otherwise provided herein or required by law, the holders of the Series C Preferred Stock shall be entitled to vote together as a single class with the holders of Common Stock and any other capital stock of the Corporation entitled to vote, upon any matter submitted to the stockholders for a vote. The holders of Series C Preferred Stock shall be entitled to one vote for each share of Common Stock into which each share of Series C Preferred Stock held by such holders at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken, is convertible.

7.             Waiver by Series C Preferred Stockholders.

Except as expressly provided for herein or as otherwise required by law, any rights or benefits for the Series C Preferred Shares and the holders thereof provided herein may only be waived as to all outstanding Series C Preferred Shares by the affirmative written consent of the holders of all of the shares of then-outstanding Series C Preferred Stock.

8.             Additional Issuance of Preferred Shares.

The Company may issue additional shares of Preferred Stock in the future. If the Company desires to issue additional shares of Preferred Stock, the Company shall file such amendments to its Articles of Incorporation as may be necessary to effect such designation.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be duly executed by its President and attested to by its Secretary as of the 30th day of July, 2012, who, by signing their names hereto, acknowledge that this Certificate of Designation is the act of the Company and state to the best of their knowledge, information and belief, under penalties of perjury, that the above matters and facts are true in all material respects.

RIO BRAVO OIL, INC.

        /s/ Thomas Bowman

By:_________________________________

      Thomas Bowman, President

        /s/ Lynden Rose

By:_________________________________

      Lynden Rose, Secretary

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